EXHIBIT 99.4

CONSENT OF QUALIFIED PERSON

TO:       New Found Gold Corp.

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Nova Scotia Securities Commission

New Brunswick Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

Northwest Territories Office of the Superintendent of Securities

Office of the Yukon Superintendent of Securities

Nunavut Securities Office

TSX Venture Exchange

Dear Sirs/Mesdames:

RE:       New Found Gold Corp. (the “Company”)

Consent Letter for the Technical Report and News Release

I, Mark K. Jorgensen (B.Sc., QP Metallurgy) of Jorgensen Engineering and Technical Services, LLC, do hereby:

(a)	consent to the public filing by the Company of the technical report dated June 4, 2024, with an effective date April 18, 2024, and titled “NI 43-101 Technical Report, New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada: 2024 Exploration Update” prepared for the Company in accordance with National Instrument 43-101 (the “Report”);

(b)	consent to any extracts from or a summary of the Report in the news release titled “New Found Files Queensway Gold Project NI 43-101 Technical Report” dated June 4, 2024; and

(c)	certify that I have read the News Release being filed by the Company and that:

(i)	it fairly and accurately represents the information in the sections of the Report for which I am responsible; and

(ii)	I have no reason to believe that there are any misrepresentations in the News Release that are derived from the Report or within my knowledge as a result of the services performed by me in connection with the Report.

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Dated this 4th day of June, 2024.

(signed) “Mark K. Jorgensen”

______________________

Mark K. Jorgensen (B.Sc., QP Metallurgy)

Jorgensen Engineering and Technical Services, LLC

Signature Page to Consent of Qualified Person